PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis\

YEAR END REPORT – March 31, 2004

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the year ended March 31, 2004. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: August 6, 2004

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity.

In fiscal 2003, subsequent to the change of the Board of Directors and management of the Company, Pacific Harbour Capital Ltd. sold its convenience store, vehicle-leasing business and a parcel of land located in Pemberton B.C. Canada. In fiscal 2004, the Company sold its one-acre commercial parcel of land in Pemberton, B.C. Canada and two parcels of land located in Pahrump, Nevada. The sale of the various investments was made as part of the Company’s objective to payoff debts and to divest of investments that were unprofitable.

At March 31, 2004 the Company’s remaining investment assets consist of a 133-acre parcel of land in Pemberton, B.C. Canada and an investment in a direct marketing company. The Company had working capital of $1,201,490 at March 31, 2004 as compared to working capital deficiency of $999,839 at the end of fiscal 2003. The Company had no long-term debt at the end of fiscal 2004 versus $298,234 long-term debt in fiscal 2003.

The Company had accumulated deficit of $6,569,806 at the end of fiscal 2004. The deficit was the result of losses generated from write-down of investments, losses on sale of investments, the expensing of stock options and from operating losses since inception.

Subsequent to the divestiture of investment assets made by prior management and with a positive working capital and without debt, current management is actively identifying new business ventures and investment opportunities in order to create growth and value for the Company.

1.3 Results of Operations For the Year Ended March 31, 2004

Revenue

For the year ended March 31, 2004, the Company earned investment income of $33,250 compared to $36,368 for the year ended March 31, 2003, a decrease of $3,118 or 9%. The decline was due to the loss of rental income from the sale of the Pemberton land in 2003. Investment income was generated mainly from royalty and interest income from its investment in the direct marketing company.

General and Administrative Expenses

General and administrative expenses declined in the year from $595,718 in fiscal 2003 to $454,920 in fiscal 2004, a decline of $140,798 or 23%. The decrease was mainly attributable to management cost cutting.

As part of management cost cutting measure, the Company received $24,000 from an affiliated company for rent and administration recovery for use of the Company’s office facility and services of administrative staffs. The administration recovery fee is further committed for a term of one year effective April, 2004.

Other expenses such as consulting and management fees, audit and legal fees, filing fees and transfer agent fees were also lower in the year reflecting management’s commitment to reduce expenses.

Offsetting the decreases above, promotion and marketing expenses increased significantly to $28,780 compared to $2,089 in fiscal 2003. The increase was due to the Company’s increased focus on expanding investor awareness of the Company’s investment projects and future investment opportunities. The Company also incurred $26,306 in bad debts from write-off of receivable from the direct marketing company. Wages and benefits were also higher in fiscal 2004 primarily attributable to the hiring of an administration staff since the removal of past management.

Other Items

The Company recorded a net loss of $1,119,067 on the sale of land held for resale, which was comprised of a net loss of $1,130,553 on the sale of the Nevada property and a gain of $11,486 on the Pemberton property. The loss on the Nevada land was generated from the expenditures former management undertook to develop this land into a casino which were capitalized in accordance with GAAP.  The land excluding any capitalized development costs was originally purchased for a total cost of $2,655,456 and it was sold for $3,297,250.  Therefore excluding development costs the sale of the actual raw land generated a profit of $641,794.  However when factoring in past development costs in accordance with GAAP a loss of $1,130,553 was generated.

The Company also wrote off $60,000 in investment in the direct marketing company from its initial $300,000 investment. Subsequently in May 2004, the Company redeemed its investment in the direct marketing company for net proceeds of $240,000 consisting of $220,000 cash payment and a $20,000 note payable for a period of one year, payable monthly at $1,667 per month.

Loss from Discontinued Operations

There was $50,097 loss from discontinued operations from the vehicle leasing operations that was discontinued in fiscal 2003. The loss was incurred from interest accrued on an outstanding loan and payment of severance obligations. The loan was paid off in February 2004 by Pacific Harbour Capital Ltd as the guarantor from proceeds obtained from the land sale. The Company expects no further financial impact from discontinued operations.

Net Loss

The Company reported a net loss of $1,650,834 or $0.22 loss per share for the year ended fiscal 2004 compared to a net loss of $72,971 or $0.01 loss per share for the year ended May 31, 2003. The increase in net loss for fiscal 2004 was due to the net loss of $1,119,067 incurred from the sale of the properties for re-sale whereas in fiscal 2003, the Company generated a gain on land held for resale of $532,122 from the Pemberton property, which reduced net loss substantially.

1.4 Transactions with Related Parties

In fiscal 2004, the Company paid $107,500 management and consulting fees to a company controlled by a director and officer of the Company for management services. In addition, the Company paid $32,000 in wages and benefits to a director for services rendered and $1,324 interest payment for loan advanced. $907 was also paid to a law firm whose partner is a director of the Company.

The Company received $24,000 in rent and administration fees from a related company that has a director and officer in common for shared office facilities and staffs. In addition, the Company earned $22,377 interest and royalty payments from a company that has a director in common; however, $20,907 were subsequently written off.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	March 31, 2004	March 31, 2003	March 31, 2002
Total revenues	$ 33,250	$ 36,368	$ 32,604
Loss before discontinued operations and extraordinary items	$(1,600,737)	$ (235,929)	$ (1,572,728)
Loss per share before discontinued operations and extraordinary items	$ (.21)	$ (0.03)	$ (0.24)
Fully diluted loss per share before discontinued operations and extraordinary items	$ (.21)	$ (0.03)	$ (0.24)
Net Loss	$(1,650,834)	$ (72,971)	$ (1,864,628)
Loss per share	$ (.22)	$ (0.01)	$ (0.28)
Fully diluted loss per share	$ (.22)	$ (0.01)	$ (0.28)
Total assets	$ 1,609,085	$ 5,262,866	$ 6,286,021
Total long term debt	$ 0	$ 298,234	$1,079,520
Cash dividend	$ Nil	$ Nil	$ Nil

Fiscal 2003 compared to Fiscal 2002

The Company reported revenue of $36,368 from continued operations compared to $32,604 in fiscal 2002, a marginal increase of $3,764 or 11%. The net increase was mainly derived from $26,046 earned on interest and royalty income from the direct marketing company but offset by a drop of $20,842 in rental income from the sale of the Pemberton property

Loss from continuing operations reduced substantially in fiscal 2003 from $1,572,728 in fiscal 2002 to $235,929 in fiscal 2003, a drop of $1,336,799 or 85%. The reduction was due to the following reasons: 1) The Company reported a gain on sale of land totalled $ 532,122 in fiscal 2003. 2) Legal and professional fees were lower by $554,815 in 2003 in connection with the Company’s reorganization and change of Board of Directors and management. 3) In fiscal 2002, the Company incurred higher management severance costs of $366,713 versus $250,000 for fiscal 2003.

During fiscal 2003, the Company discontinued the operations of the vehicle leasing operations and the convenience store and gas station. The Company reported a net gain on sale and operations of $162,958.

Consequently net loss for the fiscal 2003 was reduced to $72,971 or $0.01 loss per share compared to net loss of $1,864,628 in fiscal 2002 or $0.28 loss per share.

Fiscal 2002 compared to Fiscal 2001

Revenue from continuing operations decreased $66,462 or 67% from $99,066 in fiscal 2001 to $32,604 in fiscal 2002. The decrease was mainly attributable to lower rental income generated in fiscal 2002.

Net loss was much higher in fiscal 2002 totalling $1,864,628 or $0.28 loss per share compared to net loss of $1,263,515 or $0.18 loss per share in fiscal 2001. General and administrative expenses were comparable for both years with $1,226,931 in fiscal 2002 and $1,269,538 in fiscal 2001.  The Company incurred $366,713 in management severance costs in fiscal 2002 and also had higher net losses from discontinued operations resulting in a higher net loss for fiscal 2002 in comparison to fiscal 2001.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2002	Q2 Sept 30, 2002	Q3 Dec 31, 2002	Q4 Mar 31, 2003	Q1 June 30, 2003	Q2 Sept 30, 2003	Q3 Dec 31, 2003	Q4 Mar. 31, 2004
Total Revenues	$2,639	$3,655	$5,011	$25,063	$12,618	$10,305	$53	$(2)

Income or loss before discontinued operations and extraordinary items:

Total	$(129,171)	$(158,469)	$(392,419)	$444,130	$(81,085)	$(87,616)	$(118,298)	$(1,313,738)
Per Share	$(0.02)	$(0.02)	$(0.05)	$0.06	$(0.01)	$(0.01)	$(0.02)	$(0.17)
Per Share Fully Diluted	$(0.02)	$(0.02)	$(0.05)	$0.06	$(0.01)	$(0.01)	$(0.02)	$(0.17)

Net income or loss:

Total	$288,461	$(184,447)	$(386,841)	$209,856	$(90,830)	$(97,085)	$(123,475)	$(1,339,444)
Per Share	$0.04	$(0.02)	$(0.05)	$0.02	$(0.01)	$(0.01)	$(0.02)	$(0.18)
Per Share Fully Diluted	$0.04	$(0.02)	$(0.05)	$0.02	$(0.01)	$(0.01)	$(0.02)	$(0.18)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for income or loss during the quarters can be attributed to the discontinued operations of the convenience store and the vehicle leasing business as well as gain and loss resulted from the sale of various land held for resale. The sale of the convenience store resulted in an overall net income of $288,461 for the quarter ended June 30, 2002 and the gain on sale of the Pemberton land contributed to a net income of $209,856 for the fourth quarter ended March 31, 2003. The sale of the Nevada land generated a $1,130,553 loss to the company resulting in an overall net loss of $1,339,444 for the fourth quarter ended March 31, 2004.

The Company also incurred $250,000 in severance payment in the quarter ended December 31, 2002; therefore, net loss for the quarter increased to $386,841.

1.7 Liquidity and Capital Resources

At March 31, 2004, the Company had working capital of $1,201,490 and cash balance of $156,333 compared to working capital deficiency of $999,839 and cash balance of $185,668 for the fiscal year ended March 31, 2003. The main reason for the positive working capital at the end of fiscal 2004 was due cash proceeds received from sale of the Nevada property and the Pemberton property during the year. The Company received net proceeds of $2,492,380 from the sale of both properties. $1,417,395 was used to repay loans and mortgage. $281,003 was advanced to a subsidiary for loan repayment and severance payment. The subsidiary discontinued its operations in fiscal 2003.

For the year ended March 31, 2004, the Company had negative cash outflow of $751,379 from operating activities compared to $677,367 negative cash outflow from 2003 operating activities. From an operating standpoint, the Company continues to rely on proceeds from sale of investment to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

Overall the Company had negative outflow of $31,900 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with several court cases, which it plans to defend vigorously.

The first court case involves a former law firm engaged by the previous management. The firm is claiming legal fees owing of approximately $109,000. The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature. This legal fee has been accrued in the financial statements in full.

The second court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The third court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

The last case involves a former manager of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc. The former manager is claiming $101,340 for breach of contract and wrongful dismissal along with $57,500 for commission owing relating to a loan advanced to Venture Pacific LeaseCorp Inc. Management is of the opinion that both claims are without merit and accordingly no amounts has been recorded in the financial statements.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations and Commitments

On March 31, 2004, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space for a three-year term at $62,495 per year.

1.11 Financial instruments and Risk Factors

As of March 31, 2004 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.